Oppenheimer Zero Coupon
                             U.S. Treasuries Trust
                                   Series F
                     Annual Report dated December 31, 1993

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series F
Independent Auditors' Report
- ---------------------------------------------------------------------------
We have audited the accompanying statement of condition, including the related portfolio of the 2010 Series of the Oppenheimer Zero Coupon U.S. Treasuries Trust, Series F, as of December 31, 1993 and the related statement of operations and changes in net assets for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Oppenheimer Zero Coupon U.S. Treasuries Trust, Series F at December 31, 1993 and the results of its operations and changes in its net assets, for the above stated periods, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE
Denver, Colorado
February 8, 1994

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series F
Statement of Condition as of December 31, 1993

- ------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       2010
                                                                                                                      Series
- ------------------------------------------------------------------------------------------------------------------------------
Trust Property
Investment in marketable securities (see Portfolio) - Note 1  . . . . . . . . . . . . . . . . . . .                 $  614,209
Cash                                                                                                                     4,872
Accrued interest receivable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                        694
                                                                                                                    ----------
          Total trust property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    619,775
Less Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                      5,566
                                                                                                                    ----------

Net Assets - Note 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 $  614,209
                                                                                                                    ==========
Units Outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                  1,776,780
                                                                                                                    ==========
Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                 $   .34569
                                                                                                                    ==========

See Notes to Financial Statements

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series F
Statement of Changes in Net Assets
For the Years Ended December 31, 1993, 1992 and 1991

- -------------------------------------------------------------------------------------------------------------------------------
                                                                                                         2010
                                                                                                        Series
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                        1993             1992           1991
                                                                                        ----             ----           ----
Operations
  Net investment income   . . . . . . . . . . . . . . . . . . . . . . . .             $ 37,999       $  108,654     $   98,259
  Realized gain on securities transactions  . . . . . . . . . . . . . . .               15,524          133,215         44,119
  Net unrealized appreciation (depreciation) of investments . . . . . . .               71,612          (70,864)        68,281
                                                                                      --------       ----------     ----------
  Net increase in net assets resulting from operations  . . . . . . . . .              125,135          171,005        210,659

Capital Share Transactions - Note 4
  Issuance of Units   . . . . . . . . . . . . . . . . . . . . . . . . . .                    -        1,862,846              -
  Redemption of Units   . . . . . . . . . . . . . . . . . . . . . . . . .             (152,570)      (2,366,950)      (599,692)
                                                                                      --------       ----------     ----------
  Net increase (decrease) in Net Assets . . . . . . . . . . . . . . . . .              (27,435)        (333,099)      (389,033)
Net Assets:
  Beginning of period   . . . . . . . . . . . . . . . . . . . . . . . . .              641,644          974,743      1,363,776
                                                                                       -------       ----------     ----------
  End of period.  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             $614,209       $  641,644     $  974,743
                                                                                      ========       ==========     ==========

See Notes to Financial Statements

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series F
Statement of Operations
For the Years Ended December 31, 1993, 1992 and 1991

- ------------------------------------------------------------------------------------------------------------------------------
                                                                                                         2010
                                                                                                        Series
- ------------------------------------------------------------------------------------------------------------------------------
                                                                                          1993           1992           1991
                                                                                          ----           ----           ----
Investment Income:
Interest Income.  . . . . . . . . . . . . . . . . . . . . . . . . . . . .               $    794        $  1,127      $  1,888
Accretion of original issue discount  . . . . . . . . . . . . . . . . . .                 37,999         108,654        98,259
Trustee's fees and expenses - Note 3  . . . . . . . . . . . . . . . . . .                   (794)         (1,127)       (1,888)
                                                                                        --------        --------      --------
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . .                 37,999         108,654         98,259
Realized and Unrealized Gain (Loss) on Investments
Realized gain on securities transactions  . . . . . . . . . . . . . . . .                 15,524         133,215         44,119
Net change in unrealized appreciation (depreciation) of investments . . .                 71,612         (70,864)        68,281
                                                                                        --------        --------       --------
Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . .                 87,136          62,351        112,400
                                                                                        --------        --------       --------

Net Increase in Net Assets Resulting From Operations  . . . . . . . . . .               $125,135        $171,005       $210,659
                                                                                        ========        ========       ========

- ------------
See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series F
Notes to Financial Statements
For the Years Ended December 31, 1993, 1992 and 1991
- ---------------------------------------------------------------------------

1.     Significant Accounting Policies
The Fund is registered under the Investment Company Act of 1940 as a unit investment trust. Units of the Fund are sold only to separate investment accounts of life insurance companies to fund variable life insurance policies. The Fund's sponsor is Oppenheimer Funds Distributor, Inc. The following is a summary of significant accounting policies consistently followed by the Fund. The policies are in conformity with generally accepted accounting principles.

(a) Securities are stated at value as determined by the Evaluator based on bid side evaluations for the securities.
(b) Cost of securities have been adjusted to include the accretion of original issue discount on the Stripped Treasury Securities.

2.     Net Capital

                                                                                                       December 31,
                                                                                          ----------------------------------
                                                                                          1993            1992          1991
                                                                                          ----            ----          ----
2010 Series
- -----------
Cost of 1,776,780, 2,318,848 and 3,874,785 Units, respectively  . . . . . . . . . .     $423,138       $554,215       $784,990
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,237          4,007         13,623
                                                                                        --------       --------       --------
Net amount applicable to certificateholders . . . . . . . . . . . . . . . . . . . .      421,901        550,208        771,367
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . . . .       63,184         33,924         75,000
Net unrealized appreciation of investments  . . . . . . . . . . . . . . . . . . . .      129,124         57,512        128,376
                                                                                        --------       --------       --------
Net capital applicable to certificateholders  . . . . . . . . . . . . . . . . . . .     $614,209       $641,644       $974,743
                                                                                        ========       ========       ========

3.     Expenses
Trustee's fees and other expenses incurred by the Fund are limited to the amount of income generated by the Interest Bearing Treasury Securities in each Series. Any excess expenses are assumed by the Sponsor.

4.     Capital Share Transactions

Issuance
Additional Units were issued by the Fund during the periods ended December 31, 1993, 1992 and 1991, as follows:

                                                                                           1993           1992           1991
                                                                                           ----           ----           ----
2010 .    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -         7,829,872           -

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series F
Notes to Financial Statements
For the Years Ended December 31, 1993, 1992 and 1991
- ---------------------------------------------------------------------------

Redemptions
During 1993, 1992 and 1991, the Sponsor elected to redeem Units of the Fund, as follows:

                                                                                           1993           1992           1991
                                                                                           ----           ----           ----
2010  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       542,068      9,385,809      2,600,149

The total proceeds were remitted to the Sponsor.

5.     Income Taxes
All income received, accretion of original issue discount, expenses paid, and realized gains and losses on securities sold are attributable to the holder, on a pro rata basis, for Federal income tax purposes in accordance with the grantor trust rules of the Internal Revenue Code.

At December 31, 1993, the cost of investment securities for Federal income tax purposes was approximately equivalent to the adjusted cost as shown in each Series' portfolio.

6.     Distributions

It is anticipated that the Series will not make any distributions until the first business day following the maturity of its holding in the Stripped Treasury Securities which are non-interest bearing.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series F
Portfolio as of December 31, 1993

- ------------------------------------------------------------------------------------------------------------------------------
Series No. and                                   Coupon                               Face          Adjusted
Title of Securities                               Rates      Maturities             Amount          Cost (+)         Value (*)
- -------------------                               -----      ----------             ------          --------         ---------
2010 Series
- -----------
  Stripped Treasury Securities  . . . .              0%         2-15-10         $1,770,000          $475,329          $604,340
  U.S. Treasury Notes   . . . . . . . .          11.75%         2-15-10              6,780             9,756             9,869
                                                                                ----------          --------          --------
     Total  . . . . . . . . . . . . . .                                         $1,776,780          $485,085          $614,209
                                                                                ==========          ========          ========

- ------------
(+) See Notes to Financial Statements.
(*) The aggregate values based on offering side evaluations at December 31, 1993 were as follows:

          Series                                     Amount
          ------                                     ------
          2010  . . . . . . . . . . . . .          $617,994

See Notes to Financial Statements.

Investment Summary of Series F+
As of December 31, 1993
- ---------------------------------------------------------------------------
Series F is a series unit investment trust consisting of the 2010 Series designated for the maturity of its underlying Portfolio (see Portfolio herein).

                                                                                                                     2010
                                                                                                                    Series
- ---------------------------------------------------------------------------------------------------------------------------
Face Amount of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    1,776,780
Number of Units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,776,780
Fractional Undivided Interest in Fund Represented by Each Unit  . . . . . . . . . . . . . . . . . . . . . .     1/1,776,780 th
Offering Price per 1,000 Units***
     Aggregate offering side evaluation of Securities in Fund*...   . . . . . . . . . . . . . . . . . . . .  $   617,994.00
                                                                                                             --------------

     Divided by number of units times 1,000   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       347.82
     Plus the applicable transaction charge**   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            6.09
                                                                                                             --------------
     Offering price per 1,000 units   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $       353.91
                                                                                                             ==============
Sponsor's Repurchase Price Per 1,000 Units (based on offering side evaluation of underlying Securities) . .  $       347.82
Redemption Price Per 1,000 Units (based on bid side evaluation of underlying Securities)****  . . . . . . .  $       345.69
Calculation of Estimated Net Annual Interest Income Per 1,000 Units Received in Cash by the Fund
     Gross annual income per 1,000 units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $         0.45
     Less estimated annual expenses per 1,000 units   . . . . . . . . . . . . . . . . . . . . . . . . . . .            0.45
                                                                                                             --------------

     Net annual income per 1,000 Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $         0.00
                                                                                                             ==============
Distributions
     Distributions will be made on the first business day following the maturity of each Security in a
       Series to holders of record on the business day immediately preceding the date of such distribution.
Trustee's Annual Fee
     Per $1,000 face amount of underlying Securities (see Expenses and Charges)   . . . . . . . . . . . . .  $         0.35
Evaluator's Fee for Each Evaluation
     $.35 for each issue of underlying Securities.  Treating separate maturities as separate issues.
Evaluation Time
     3:30 p.m. New York Time
Mandatory Termination Date
     January 1, 2040
Minimum Value of Fund
     Trust Indenture may be terminated with respect to the Series if the value is less than 40%
       of the face amount of Securities.

- ------------
   + The Indenture was signed and the initial deposit was made as of April 24, 1990.
   * The aggregate offering side evaluation of the obligations is determined by the Evaluator on the basis of current offering prices for the obligations.
  ** The transaction charge currently applicable to the 2010 Series is 1.75% of its respective Offering Price per 1,000 Units
     (1.781% of the net amount invested in Securities).
 *** This figure is computed by dividing the aggregate offering side evaluation of the underlying Securities in the Series (the price at which they could be purchased directly by the public if they were available) by the number of Units of the Series outstanding, multiplying the result times 1,000 and adding the applicable transaction charge as described in the preceding footnote.  This figure assumes a purchase of 1,000 Units.  The price of a single Unit, or any multiple thereof, is calculated by dividing the Offering Price per 1,000 Units above by 1,000, and multiplying by the number of Units.
**** Amount shown is $8.22 less than the Offering Price per 1,000 Units and $2.13 less than the Sponsor's Repurchase Price per 1,000 Units.

Oppenheimer Zero Coupon U.S. Treasuries Trust
Series A, B, C, D, E and F

- -----------------------------------------------------------------------------
Sponsor
OPPENHEIMER FUNDS DISTRIBUTOR, INC.
Two World Trade Center
New York, New York 10048

Trustee
UNITED STATES TRUST COMPANY
OF NEW YORK
770 Broadway
New York, New York 10003

Evaluator
INTERACTIVE DATA
Suite 501
350 South Figueroa
Los Angeles, California 90071

Auditors
DELOITTE & TOUCHE
Suite 1800
1560 Broadway
Denver, Colorado 80202